Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14d-9(a)
of the Securities Exchange Act of 1934
Filing by: P&O Princess Cruises plc
Subject Company: P&O Princess Cruises plc
SEC File No. of Princess: 001-15136

P&O PRINCESS CRUISES PLC PRESS RELEASE

Press Release
February 10, 2003

On February 10, 2003, P&O Princess Cruises plc issued the following press release:

For Immediate Release

Carnival Corporation and P&O Princess Cruises plc

10 February 2003

EC CLEARANCE

The European Commission (“EC”) in Brussels today announced the unconditional clearance of the proposed DLC transaction between Carnival Corporation (“Carnival”) and P&O Princess Cruises plc (“P&O Princess”). Carnival and P&O Princess note that the EC’s appraisal of the DLC transaction reflects its earlier clearance decision of 24 July 2002 in relation to Carnival’s share exchange offer to acquire P&O Princess. This clearance, together with the approval given by the US Federal Trade Commission on 4 October 2002, means that all antitrust consents required for the DLC transaction have now been obtained.

ENQUIRIES

Carnival Financial Dynamics Nic Bennett P&O Princess Brunswick Sophie Fitton	+44 20 7831 3113 +44 20 7404 5959

The directors of Carnival and P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival and P&O Princess (who have taken all reasonable care to ensure such is the case), the information contained herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (“Schroder Salomon Smith Barney”) and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.

Terms used in this announcement and not defined in this announcement have the same meaning as in Carnival’s announcement of 8 January 2003.

FORWARD LOOKING STATEMENTS AND RESPONSIBILITY

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this announcement are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to P&O Princess and Carnival and their respective subsidiaries and the Combined Group, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words like “will”, “may”, “believes”, “expects”, “anticipates”, “forecast”, “future”, “intends”, “plans” and “estimates” and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess’, Carnival’s and the Combined Group’s actual results, performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to, the following: regulatory and shareholder approvals of the DLC transaction; achievement of the planned synergies and/or expected benefits from the DLC transaction; risks associated with the combination of Carnival’s and P&O Princess’ businesses by means of a DLC structure; liquidity and index inclusion as a result of the implementation of the DLC structure, including a possible mandatory exchange; risks associated with the uncertainty of the tax status of the DLC structure; general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for the cruise products of Carnival, P&O Princess and the Combined Group; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and other vacation alternatives and increases in cruise ship and land based vacation alternative capacities; the impact of operating internationally; the international political and economic climate, armed conflict, terrorist attacks and other world events and negative media publicity and their impact on the demand for cruises; weather conditions; accidents and other incidents at sea affecting the health, safety and security of passengers; the ability of Carnival, P&O Princess and the Combined Group to implement their shipbuilding programs and brand strategies and to continue to expand their businesses worldwide; the ability of Carnival, P&O Princess and the Combined Group to attract and retain shipboard crew; the ability to obtain financing on terms that are favourable or consistent with Carnival’s, P&O Princess’ and the Combined Group’s expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and security, fuel, food and insurance costs; changes in the tax, environmental and other regulatory regimes under which each company operates; and the ability of a small group of shareholders to effectively control the outcome of shareholder voting. In addition, the paragraph entitled “risk factors” in P&O Princess’ annual report on Form 20-F filed with the US Securities and Exchange Commission contains important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of P&O Princess’ forward-looking statements and/or adversely affect its business, results of operations and financial position, which statements and factors are incorporated herein by reference.

P&O Princess cautions the reader that these risks may not be exhaustive. Carnival and P&O Princess operate in a continually changing business environment, and new risks emerge from time to time. P&O Princess cannot predict such risks nor can it assess the impact, if any, of such risks on the businesses of Carnival and P&O Princess or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the Takeover Code to disclose to a Regulatory Information Service (“RIS”) and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the closing of the DLC transaction. Dealings by Carnival or P&O Princess or by their respective “associates” (within the definitions set out in the Takeover Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CARNIVAL HAS FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS) A REGISTRATION STATEMENT ON FORM S-4/PROXY STATEMENT ON SCHEDULE 14A, AS WELL AS A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. BOTH REGISTRATION STATEMENTS CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL PLANS TO MAIL TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO AFTER IT HAS BEEN DECLARED EFFECTIVE BY THE SEC. CARNIVAL PLANS TO MAIL THE PROXY STATEMENT AND THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/PROXY STATEMENT TO ITS SHAREHOLDERS AT OR ABOUT THE SAME TIME. THESE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL AND RELATED MATTERS. SHAREHOLDERS SHOULD READ THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSAL. THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL AND PRIOR PRECONDITIONAL OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC’S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENTS, THE PROSPECTUSES, THE PROXY STATEMENT, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC’S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE IDENTITIES OF THE PARTICIPANTS IN THE SOLICITATION OF CARNIVAL SHAREHOLDERS FOR PURPOSES OF RULE 14a-12(a)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THEIR INTERESTS IN THE OFFER AND TRANSACTIONS RELATED TO IT ARE SET FORTH IN APPENDIX V TO CARNIVAL’S FILING UNDER RULE 425, DATED 8 JANUARY, 2003.

P&O PRINCESS HAS FILED REGISTRATION STATEMENTS ON FORM F-4 WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION. THE FORMS F-4 CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS PLANS TO MAIL A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORMS F-4 HAVE BEEN DECLARED EFFECTIVE BY THE SEC. THE CIRCULAR, FORMS F-4 AND THE PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORMS F-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORMS F-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC’S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORMS F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC’S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.